UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________

Sinovac Biotech Ltd.

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(Name of Subject Company (Issuer))

Alternative Liquidity Index LP

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(Names of Filing Person (Purchaser))

Common Stock, $0.001 par value

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(Title of Class of Securities)

P8696W104

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(CUSIP Number of Class of Securities)

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Jacob Mohs

Alternative Liquidity Index LP

C/O Alternative Liquidity Capital

11500 Wayzata Blvd. #1050

Minnetonka, MN 55305

(888)884-8796

info@alternativeliquidity.net

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(Name, Address and Telephone Number of a Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$300,000	$33.06

* This amount represents the maximum amount of the offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Alternative Liquidity Index LP (the “Purchaser”), to purchase for cash, subject to the terms and conditions set forth in the Offer to Purchase, up to a maximum of 10,000,000 shares of Sinovac Biotech Ltd. (the “Company”) at a purchase price of $0.03 per share, net cash to the seller, less any applicable withholding taxes and without interest (the “Purchase Price”), and the related Assignment Form, copies of which are attached as exhibits (a)(1) and (a)(2), respectively. The Purchaser is not affiliated with the Company or its management.  Any dividends paid after Expiration Date or such other date to which this Offer may be extended by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser. Tender of Shares will include the tender of any and all securities into which the Shares may be converted, and any securities distributed with respect to the Shares from and after the Offer Date.

The Offer will expire at 11:59PM, New York City time, on September 29, 2023, unless the Offer is extended or withdrawn (as extended or withdrawn, the “Expiration Date”).

According to the Form 20-F for the period ended December 31, 2022, there are approximately 99,502,243 shares of the Company’s stock (the “Shares”) outstanding. The Purchaser currently does not beneficially own any of the Shares. The 10,000,000 shares subject to the Offer constitute 10.05% of the outstanding Shares. Consummation of the offer, if all shares sought are tendered, would require payment by the Purchaser of up to $300,000 in aggregate Purchase price, and an additional approximately $10,000 in fees and expenses, which the Purchaser intends to fund out of their current working capital.

Items 1-11.

The information set forth in the Offer to Purchase, including all schedules and appendices thereto, and the related Assignment Form, is incorporated herein by reference with respect to the Introduction, Items 1-11 of this Schedule TO.

Item 12.MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Offer to Purchase, dated August 24, 2023

(a)(2)Assignment Form

(a)(3)Announcement of Offer

Item 12.            INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 24, 2023
Alternative Liquidity Index LP

By: Alternative Liquidity GP LLC Title: General Partner/Investment Manager

By: /s/ JACOB MOHS

Name: Jacob Mohs
Title: Managing Member of the General Partner